                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  MODACAD, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    60749P10
                                 --------------
                                 (CUSIP Number)

                              F. THOMAS DUNLAP, JR.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                INTEL CORPORATION
                         2200 MISSION COLLEGE BOULEVARD
                              SANTA CLARA, CA 95052
                            TELEPHONE: (408) 765-8080
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 APRIL 7, 1999
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                                  Page 1 of 12
                        The Exhibit Index is on page 12.

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                                  SCHEDULE 13D                      Page 2 of 12

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1.       NAME OF REPORTING PERSON                              Intel Corporation
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE            94-1672743
         PERSON
--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a)[ ]
         GROUP                                                            (b)[ ]
--------------------------------------------------------------------------------

3.       SEC USE ONLY
--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS                                        OO.  See Item 3.
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL                                    [ ]
         PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
         2(d) OR 2(e)
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
--------------------------------------------------------------------------------

   NUMBER OF      7.       SOLE VOTING POWER                           1,120,208
    SHARES
 BENEFICIALLY     8.       SHARED VOTING POWER                               N/A
   OWNED BY
     EACH         9.       SOLE DISPOSITIVE POWER                      1,120,208
  REPORTING
 PERSON WITH      10.      SHARED DISPOSITIVE POWER                          N/A

--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                                       1,120,208
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                            [ ]
         (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                13.9%

--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON                                             CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D                      Page 3 of 12


ITEM 1.  SECURITY AND ISSUER.

         (a)  Name and Address of Principal Executive Offices of Issuer:

                  ModaCAD, Inc.
                  3861 Sepulveda Blvd.
                  Culver City, CA  90230

         (b)  Title and Class of Equity Securities:

                  Common Stock and Warrants to purchase Common Stock


ITEM 2.  IDENTITY AND BACKGROUND.

         (a)  Name of Person Filing:  Intel Corporation (the "Reporting
              Person").

         (b) Principal Business: Manufacturer of microcomputer components, modules and systems.

         (c)  Address of Principal Business and Principal Office:

                  2200 Mission College Boulevard
                  Santa Clara, CA 95052-8119

         (d)  Criminal Proceedings:

                  During the last five years neither the Reporting Person nor any officer or director of the Reporting Person has been convicted in any criminal proceeding.

         (e)  Civil Proceedings:

                  During the last five years neither the Reporting Person nor any officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

         (f)  Place of Organization:        Delaware

                  Attached hereto as Appendix A is information required by this
                  Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

                                  SCHEDULE 13D                      Page 4 of 12


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)  Source of Funds:

                  Funds for the purchase of the Shares and the Warrants (each as defined in Item 4) were derived from the Reporting Person's cancellation of the Issuer's obligations to pay to the Reporting Person certain future royalty payments under an existing business agreement between the Issuer and the Reporting Person. The source of any funds required to exercise the Warrants and acquire the shares of Common Stock issuable thereunder will be the Reporting Person's working capital.

         (b)  Amount of Funds:

                  The Reporting Person would pay Five Million Dollars ($5,000,000) to acquire the Shares and Warrants (each as defined in Item 4), which amount is the agreed upon value of the future royalty payments described in Item 3(a) and Item 4. The exercise price of the Warrants is set forth in Item 4. The aggregate exercise price for all of the Warrants is Six Million Seven Hundred Forty-Nine Thousand One Hundred Ninety-Five Dollars ($6,749,195).


ITEM 4.    PURPOSE OF THE TRANSACTION.

                  On November 12, 1997, the Reporting Person and Issuer entered into a Development Agreement (the "Development Agreement"), pursuant to which Issuer agreed to pay to the Reporting Person a stream of future royalties. The Reporting Person subsequently agreed to terminate the future royalty obligations under the Development Agreement in consideration of the Issuer granting to the Reporting Person a certain number of shares and warrants to purchase Common Stock of the Issuer.

                  Pursuant to a Stock and Warrant Purchase and Investor Rights Agreement, dated April 7, 1999, between the Reporting Person and the Issuer (the "Purchase Agreement"), the Reporting Person has agreed to purchase from Issuer Four Hundred Fifty-Five Thousand Two Hundred Eighteen (455,218) shares of Issuer's Common Stock (the "Shares") at an agreed upon aggregate value of Five Million Dollars ($5,000,000). In addition, the Issuer has agreed to issue to the Reporting Person three warrants (the "Warrants") to purchase up to an aggregate of Five Hundred Thirty-Eight Thousand Six Hundred Seventy-Four (538,674) shares of Issuer's Common Stock (the "Warrant Shares").

                  The first Warrant is a 5-year warrant to acquire One Hundred Fifty-Nine Thousand Three Hundred Twenty-Six (159,326) shares of Issuer's Common Stock at an exercise price of Ten Dollars and Ninety-Eight Cents ($10.98) per share. The second Warrant is a 1-year warrant to acquire One Hundred Eighty-Nine Thousand Six Hundred Seventy-Four (189,674) shares of Issuer's Common Stock at an exercise price of Thirteen Dollars and Eighteen Cents ($13.18) per share. The third Warrant is a 15-month warrant to acquire One Hundred Eight-Nine Thousand Six Hundred Seventy-Four (189,674) shares of Issuer's Common Stock at an exercise price of Thirteen Dollars and Eighteen Cents ($13.18) per share. The exercisability of each of the Warrants is subject to approval by the shareholders of the Issuer, which will be sought at the next annual meeting of shareholders.

                  Prior to the transactions described in this Item 4, the Reporting Person owned a currently exercisable warrant to acquire One Hundred Twenty-Six Thousand Three Hundred Sixteen (126,316) shares of the Issuer's Common Stock, at an exercise price of Nineteen Dollars ($19.00) per share.

                                  SCHEDULE 13D                      Page 5 of 12


                  The Reporting Person will hold the Shares and Warrants as an investment. Depending on the Reporting Person's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, the Reporting Person will from time to time explore opportunities for liquidating all or a portion of the Shares or Warrant Shares through one or more sales pursuant to public or private offerings or otherwise. In such event, the Reporting Person may determine to retain some portion of the Shares or Warrant Shares as an investment. The Shares and Warrant Shares will be covered by a resale registration statement on Form S-3 which the Issuer is obligated to file on or before April 23, 1999.


ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.


         The information contained in Item 4 is incorporated herein by this reference.


         (a)      Number of Shares Beneficially Owned:
                           Outstanding Shares of Common Stock:                    455,218
                           Right to Acquire pursuant to Warrants:                 664,990
                                                                                ---------
                                    Total:                                      1,120,208


                  Percent of Class:                                                 13.9%

         (b)      Sole Power to Vote, Direct the Vote of,
                  or Dispose of Shares:                                         1,120,208


         (c)      Recent Transactions:                                        See Item 4.


         (d)      Rights with Respect to Dividends or Sales Proceeds:                 N/A


         (e)      Date of Cessation of Five Percent Beneficial Ownership:             N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Pursuant to the Purchase Agreement (as defined in Item 4), the Reporting Person has, under certain circumstances, various rights related to: (a) registration of the Shares on Form S-3 (as described in Item 4 above); (b) a representative of the Reporting Person observing board of director and committee meetings of the Issuer in a non-voting capacity; and (c) the participation in future issuances of securities by the Issuer on a pro rata basis and the maintenance of the Reporting Person's percentage ownership of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 ModaCAD, Inc. Stock and Warrant Purchase and Investor Rights Agreement, dated April 7, 1999, including Warrants to purchase shares of Common Stock.

         Exhibit 2         Press Releases of ModaCAD, Inc., dated April 9, 1999.

                                  SCHEDULE 13D                      Page 6 of 12


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 19, 1999.

                                     INTEL CORPORATION


                                     By:  /s/ F. Thomas Dunlap, Jr.
                                          --------------------------------------
                                              F. Thomas Dunlap, Jr.
                                              Vice President, General Counsel
                                              and Secretary

                                  SCHEDULE 13D                      Page 7 of 12


                                   APPENDIX A

                                    DIRECTORS

The following is a list of all Directors of Intel Corporation and certain other information with respect to each Director. All Directors are United States citizens except as indicated below.

Name:                             Craig R. Barrett
-----                             ----------------

Business Address:                 2200 Mission College Boulevard, Santa Clara, CA 95052

Principal Occupation:             President and Chief Executive Officer

Name, principal business and      Intel Corporation, a manufacturer of microcomputer components, modules and systems.
address of corporation or other   2200 Mission College Boulevard
organization in which             Santa Clara, CA 95052
employment is conducted:


Name:                             John Browne
-----                             -----------

Business Address:                 BP Amoco p.l.c., Britannic House, 1 Finsbury Circus, London EC2M 7BA

Principal Occupation:             Group Chief Executive

Name, principal business and      The BP Amoco p.l.c., an integrated oil company.
address of corporation or other   Britannic House, 1 Finsbury Circus
organization in which             London EC2M 7BA
employment is conducted:

Citizenship:                      British

Name:                             Winston H. Chen
-----                             ---------------

Business Address:                 Paramitas Foundation, 3945 Freedom Circle, Suite 760, Santa Clara, CA 95054

Principal Occupation:             Chairman

                                  SCHEDULE 13D                      Page 8 of 12


Name, principal                   Paramitas Foundation, a charitable foundation.
business and address of           3945 Freedom Circle, Suite 760
corporation or other              Santa Clara, CA 95054
organization in which
employment is conducted:


Name:                             Andrew S. Grove
-----                             ---------------

Business Address:                 2200 Mission College Boulevard, Santa Clara, CA 95052

Principal Occupation:             Chairman of the Board of Directors

Name, principal business and      Intel Corporation, a manufacturer of microcomputer components, modules and systems.
address of corporation or other   2200 Mission College Boulevard
organization in which             Santa Clara, CA 95052
employment is conducted:


Name:                             D. James Guzy
-----                             -------------

Business Address:                 1340 Arbor Road, Menlo Park, CA 94025

Principal Occupation:             Chairman

Name, principal business and      The Arbor Company, a limited partnership engaged in the electronics and computer
address of corporation or other   industry.
organization in which             1340 Arbor Road
employment is conducted:          Menlo Park, CA 94025


Name:                             Gordon E. Moore
-----                             ---------------

Business Address:                 2200 Mission College Boulevard, Santa Clara, CA 95052

Principal Occupation:             Chairman Emeritus of the Board of Directors

Name, principal business and      Intel Corporation, a manufacturer of microcomputer components, modules and systems.
address of corporation or other   2200 Mission College Boulevard

                                  SCHEDULE 13D                      Page 9 of 12


organization in which             Santa Clara, CA 95052
employment is conducted:


Name:                             David S. Pottruck
-----                             -----------------

Business Address:                 101 Montgomery Street, San Francisco, CA 94104

Principal Occupation:             President and Co-Chief Executive Officer

Name, principal business and      The Charles Schwab Corporation, an investment company
address of corporation or other   101 Montgomery Street
organization in which             San Francisco, CA 94104
employment is conducted:


Name:                             Arthur Rock
-----                             -----------

Business Address:                 One Maritime Plaza, Suite 1220, San Francisco, CA 94111

Principal Occupation:             Venture Capitalist

Name, principal business and      Arthur Rock and Company, a venture capital firm.
address of corporation or other   One Maritime Plaza, Suite 1220
organization in which             San Francisco, CA 94111
employment is conducted:


Name:                             Jane E. Shaw
-----                             ------------

Business Address:                 1310 Orleans Drive, Sunnyvale, CA 94089

Principal Occupation:             Chairman and Chief Executive Officer

Name, principal business and      AeroGen, Inc., a private company specializing in controlled delivery of drugs to
address of corporation or other   the lungs
organization in which             1310 Orleans Drive
employment is conducted:          Sunnyvale, CA 94089

                                  SCHEDULE 13D                     Page 10 of 12


Name:                             Leslie L. Vadasz
-----                             ----------------

Business Address:                 2200 Mission College Boulevard, Santa Clara, CA 95052

Principal Occupation:             Senior Vice President, Director, Corporate Business Development

Name, principal business and      Intel Corporation, a manufacturer of microcomputer components, modules and systems.
address of corporation or other   2200 Mission College Boulevard
organization in which             Santa Clara, CA 95052
employment is conducted:


Name:                             David B. Yoffie
-----                             ---------------

Business Address:                 Harvard Business School, Morgan Hall 215, Soldiers Field Road, Boston, MA 02163

Principal Occupation:             Max and Doris Starr Professor of International Business Administration

Name, principal business and      Harvard Business School, an educational institution.
address of corporation or other   Harvard Business School
organization in which             Morgan Hall 215,Soldiers Field Road
employment is conducted:          Boston, MA 02163


Name:                             Charles E. Young
-----                             ----------------

Business Address:                 10920 Wilshire Boulevard, Los Angeles, CA 90024

Principal Occupation:             Chancellor Emeritus

Name, principal business and      University of California at Los Angeles, an educational institution.
address of corporation or other   10920 Wilshire Boulevard
organization in which             Los Angeles, CA 90024
employment is conducted:

                                  SCHEDULE 13D                     Page 11 of 12


                               EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:       Paul S. Otellini
Title:      Executive Vice President, General Manager, Intel Architecture
            Business Group

Name:       Gerhard H. Parker
Title:      Executive Vice President, General Manager, New Business Group

Name:       Andy D. Bryant
Title:      Senior Vice President and Chief Financial Officer

Name:       Sean M. Maloney
Title:      Senior Vice President, Director, Sales and Marketing Group

Name:       Michael R. Splinter
Title:      Senior Vice President, General Manager, Technology and Manufacturing
            Group

Name:       Albert Y. C. Yu
Title:      Senior Vice President, General Manager, Microprocessor Products
            Group

Name:       F. Thomas Dunlap, Jr.
Title:      Vice President, General Counsel and Secretary

Name:       Arvind Sodhani
Title:      Vice President, Treasurer

                                  SCHEDULE 13D                     Page 12 of 12


                                  EXHIBIT INDEX

                                                                                                SEQUENTIALLY
                                                                                                  NUMBERED
EXHIBIT NO.          DOCUMENT                                                                       PAGE
-----------          -----------------------------------------------------------------------    ------------
Exhibit 1            ModaCAD, Inc. Stock and Warrant Purchase and Investor Rights Agreement,
                     dated April 7, 1999, including Warrants to purchase shares of Common
                     Stock.

Exhibit 2            Press Releases of ModaCAD, Inc., dated April 9, 1999.